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April 25, 2014

Dodge & Cox Funds

555 California Street

40th Floor

San Francisco, CA 94104

Ladies and Gentlemen:

As counsel for Dodge & Cox Funds (the “Trust”), comprising Dodge & Cox Stock Fund, Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Income Fund, Dodge & Cox Global Bond Fund and Dodge & Cox Balanced Fund (the “Funds”), we are familiar with the Trust’s registration under the Investment Company Act of 1940 (File No. 811-00173) and with the registration statement relating to the shares of beneficial interest in the Funds (the “Shares”) under the Securities Act of 1933 (File No. 002-11522) (the “Registration Statement”). We also have examined the Trust Certificate, Trust Instrument and Bylaws of the Trust, and such other records, agreements, documents and instruments as we deemed appropriate.

Based upon the foregoing, it is our opinion that the Shares registered pursuant to the Trust’s Registration Statement will, when sold and delivered by the Trust against receipt of the net asset value of the Shares in accordance with the terms of the Registration Statement and the requirements of applicable law, have been duly and validly authorized, legally and validly issued, and fully paid and non-assessable by the Trust.

We consent to the filing of this opinion in connection with Post-Effective Amendment No. 87 to the Registration Statement to be filed with the Securities and Exchange Commission. We further consent to all references to our firm in Post-Effective Amendment No. 87 to the Registration Statement. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP